

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2012

<u>Via E-mail</u>
Joseph Wm. Foran
Chairman, President and Chief Executive Officer
Matador Resources Company
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

> **Re: Matador Resources Company**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 19, 2012**
> **File No. 333-176263**

Dear Mr. Foran:

We have reviewed your amended filing and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on S-1

General

1. Please make relevant updates with each amendment. For example, please update your disclosure in your Use of Proceeds section regarding your outstanding borrowings under your credit agreement.

Registration Fee Table

2. Please revise to calculate the proposed maximum aggregate offering price based on the high end of the price range set forth on the cover page, and pay the additional filing fee. See Rule 457(o) and Section 6(b)(1) of the Securities Act of 1933.

Exhibits

3.   Please file the lock-up agreements referenced in your filing. See prior comment 5 in our letter dated September 9, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien at (202) 551-3721 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/ A.N. Parker *for*

                                        H. Roger Schwall
                                        Assistant Director

cc: Via E-mail
        Janice V. Sherry
        Haynes & Boone, LLP